Exhibit 8.1

Subsidiaries of Celyad SA

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Celyad Inc.	United States
CorQuest Medical, Inc.	United States
Oncyte, LLC	United States
Biological Manufacturing Services SA	Belgium